September 16, 2024

Michael Zuehlke
Vice President of Finance and Corporate Controller
Zomedica Corp.
100 Phoenix Drive, Suite 125
Ann Arbor, Michigan 48108

       Re: Zomedica Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Quarterly Period Ended June 30, 2024
           Form 8-K Filed August 14, 2024
           File No. 001-38298
Dear Michael Zuehlke:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months
Ended June 30, 2024 and 2023, page 4

1. In future filings, please present the basic and diluted loss per share to the nearest whole cent so as not to imply more precision than exists in this calculation. Form 8-K Filed August 14, 2024
Exhibt 99.1
Non-GAAP Measures, page 7

2. We note your non-GAAP reconciliation table gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this
 September 16, 2024
Page 2

       presentation in your future filings. To the extent you wish to present any of the non-
       GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question
       102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Gary Newberry at 202-551-3761 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences